Pricing Supplement No. 4 (To prospectus supplement dated March 30, 2018 and prospectus dated March 30, 2018)	Filed pursuant to Rule 424(b)(3) Registration No. 333-224056 February 25, 2019 CUSIP No. 78355HKL2

RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	February 25, 2019
Principal Amount:	$600,000,000
Public Offering Price:	99.906%
Issue Date:	February 27, 2019 (T+2)
Maturity Date:	March 18, 2024
Interest Rate:	3.650%
Day Count:	30/360
Net Proceeds to Ryder (before expenses):	$596,436,000
Interest Payment Dates:	Semi-annually on March 18 and September 18 of each year, commencing September 18, 2019 and at Maturity.
Underwriters’ Discount:	0.500%
Record Dates:	March 1 and September 1
Form:	☒ Book Entry ☐ Certificated
Redemption:	☐ The Notes cannot be redeemed prior to maturity ☒ The Notes may be redeemed prior to maturity
Optional Redemption:	☐ No ☒ Yes
Other Terms

Prior to February 18, 2024 (one month prior to their maturity date) (the “Par Call Date”), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or
(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Par Call Date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or
(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date).

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,
(i) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or
(ii) if the Trustee is given fewer than five Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, (i) each of Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC and their respective successors, provided, however that if any such firm or such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer and (ii) one other Primary Treasury Dealer selected by Lloyds Securities Inc., or its successor after consultation with us, (iii) one other Primary Treasury Dealer selected by MUFG Securities Americas Inc., or its successor after consultation with us, and (iv) one other Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc., or its successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.
Repayment at Option of Holder:
☒ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No
Total Amount of OID:	N/A
Yield to Maturity:	N/A
Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Lloyds Securities	Morgan Stanley	MUFG	US Bancorp	Wells Fargo Securities

Senior Co-Managers

BB&T Capital Markets	BNP PARIBAS	Mizuho Securities

PNC Capital Markets LLC	RBC Capital Markets

Co-Managers

CastleOak Securities, L.P.	Citigroup	Comerica Securities	COMMERZBANK

Fifth Third Securities	HSBC	Regions Securities LLC

SunTrust Robinson Humphrey	TD Securities

Underwriters Capacity:	☐ As agent ☒ As principal
If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.
☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions
Certain legal matters relating to the offering will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and, with respect to matters of Florida law, by David M. Beilin, Associate General Counsel of Ryder System, Inc., and for the Underwriters by Mayer Brown LLP, Chicago, Illinois. Mr. Beilin owns shares of common stock of the Company.
In the opinion of David M. Beilin, Associate General Counsel of Ryder System, Inc. (the “Company”), the Notes have been duly authorized by the Company. The foregoing opinion is based in part upon Federal and Florida laws as they are currently compiled and reported on by customary reporting services. It is possible that provisions affecting the foregoing opinion might have been enacted but not reflected in such reporting services. Mr. Beilin is not currently aware of the passage of any such provisions and expresses no opinion as to laws other than the laws of the State of Florida and the Federal laws of the United States of America. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and Mr. Beilin’s reliance on certificates as to certain factual matters, all as stated in his opinion filed as Exhibit 5.2 filed with the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2018.
In the opinion of Sullivan & Cromwell LLP, as counsel to the Company, assuming the Notes have been duly authorized under Florida law, when the Notes have been duly executed, issued and delivered under Florida law and have been executed and authenticated in accordance with the indenture, dated as of October 3, 2003 (the “indenture”), between the Company and Trustee, and issued and sold as contemplated by this Pricing Supplement, the Notes will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and counsel is expressing no opinion as to the effect of the laws of any other jurisdiction. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and such counsel’s reliance on the Company and other sources as to certain factual matters, all as stated in counsel’s opinion filed as Exhibit 5.1 to the Registration Statement on Form S-3 filed with the SEC on March 30, 2018.

Terms of Notes - Master Global Book-Entry Notes
The Notes will be represented by a global security. Generally, all securities represented by the same global security will have the same terms. Issuers may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this global security a master global security. We have elected to issue a master global security that represents each series of our Medium-Term Notes and will represent the Notes offered hereby.
Plan of Distribution
Under the terms and subject to the conditions of the Selling Agency Agreement dated March 30, 2018 among the Company and BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, CastleOak Securities L.P., Citigroup Global Markets Inc., Commerz Markets LLC, Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated February 25, 2019 among the Company and Lloyds Securities Inc., Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Lloyds Securities Inc.	$90,000,000
Morgan Stanley & Co. LLC	90,000,000
MUFG Securities Americas Inc.	90,000,000
U.S. Bancorp Investments, Inc.	90,000,000
Wells Fargo Securities, LLC	90,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	18,000,000
BNP Paribas Securities Corp.	18,000,000
Mizuho Securities USA LLC	18,000,000
PNC Capital Markets LLC	18,000,000
RBC Capital Markets, LLC	18,000,000
CastleOak Securities, L.P.	6,667,000
Citigroup Global Markets Inc.	6,667,000
Comerica Securities, Inc.	6,667,000
Commerz Markets LLC	6,667,000
Fifth Third Securities, Inc.	6,667,000
HSBC Securities (USA) Inc.	6,667,000
Regions Securities LLC	6,666,000
SunTrust Robinson Humphrey, Inc.	6,666,000
TD Securities (USA) LLC	6,666,000
Total	$600,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additional Selling Restrictions
Notice to Singapore Investors
This Pricing Supplement and the accompanying prospectus and prospectus supplement have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Pricing Supplement and the accompanying prospectus and prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities (as defined in Section 2(1) of the SFA) or securities-based derivative contracts (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust (howsoever described) has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all persons that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).